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                                                      April 11, 1994

                                  A REMINDER!

Dear Shareholder:

     You have previously received proxy materials in connection with the upcoming Annual Meeting of Union Camp Corporation to be held on April 26, 1994.

     According to our latest records, your proxy for this meeting has not been received. Regardless of the number of shares you own, it is important they be represented at this meeting.

     Since the time remaining is short, we strongly urge you to sign, date and mail the enclosed proxy card promptly in the envelope provided. If you have already mailed your proxy, please disregard this request and accept our thanks.

                                          Sincerely,

                                          Dirk R. Soutendijk
                                          Secretary